UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13E-100)

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

SORL AUTO PARTS, INC.
(Name of Issuer)

SORL AUTO PARTS, INC.
Ruili Group Co., Ltd.
Ruili International Inc.
Ruili International Merger Sub Inc.
XiaoPING Zhang
Shuping Chi
Xiaofeng Zhang
(Name of Persons Filing Statement)

Common Stock, par value $0.002 per share
(Title of Class of Securities)

78461U101
(CUSIP Number of Class of Securities)

SORL Auto Parts, Inc.	Xiaoping Zhang
No. 2666 Kaifaqu Avenue	Shuping Chi
Ruian Economic Development District	Xiaofeng Zhang
Rui’an City, Zhejiang Province People’s Republic of China	Ruili Group Co., Ltd. Ruili International Inc.
Attention: Phyllis Huang	Ruili International Merger Sub Inc.
(+86 577)-6560 9000	No. 2666 Kaifaqu Avenue
Ruian Economic Development District
Rui’an City, Zhejiang Province
People’s Republic of China
Attention: Xiaoping Zhang
(+86-577)-6581 7720

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Fang Xue, Esq.	Charles Wu, Esq.	Ke Geng, Esq.
Gibson, Dunn & Crutcher LLP	Locke Lord LLP	Nima Amini, Esq.
Unit 1301, Tower 1, China Central Place	111 S. Wacker Drive	O’Melveny & Myers LLP
No. 81 Jianguo Road	Chicago, IL 60606	Yin Tai Centre, Office Tower, 37th Floor
Chaoyang District	(312) 443 1868	No. 2 Jianguomenwai Ave.
Beijing 100025, PRC		Chaoyang District
(+86 10) 6502 8600		Beijing 100022, PRC
(+86 10) 6563 4261

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$37,502,844.96	$4,867.87

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (i) the aggregate cash payment for the proposed per share cash payment of $4.72 for 7,945,518 shares of common stock issued and outstanding as of November 29, 2019 (consisting of the 19,304,921 shares of common stock outstanding as of November 29, 2019 minus 11,359,403 shares held by Mr. Xiaoping Zhang, Ms. Shuping Chi and Mr. Xiaofeng Zhang (the “Rollover Shares”)). The Rollover Shares that are not included in the foregoing calculation have been so excluded because they are being contributed to Parent (as defined below) immediately prior to the consummation of the merger.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.0001298.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,867.87
Form or Registration No.: Schedule 14A—Preliminary Proxy Statement
Filing Party: SORL Auto Parts, Inc.
Date Filed: December 31, 2019

INTRODUCTION

This Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3” or “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): SORL Auto Parts, Inc., a Delaware corporation (“SORL,” or the “Company”), the issuer of the common stock, par value $0.002 per share (the “Company Common Stock”) that is subject to the Rule 13e-3 transaction; Ruili International Inc., a Delaware corporation (“Parent”), Ruili International Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Ruili Group Co., Ltd. (“Ruili Group”), and Mr. Xiaoping Zhang, Ms. Shuping Chi and Mr. Xiaofeng Zhang (collectively, the “Rollover Stockholders”).

On November 29, 2019, Parent, Merger Sub, and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. Parent and Merger Sub were formed and are currently beneficially owned by Mr. Xiaoping Zhang who is the sole director and sole shareholder of Parent. Concurrently with the filing of this Schedule 13E-3, the Company is filing with the SEC a preliminary Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon, among other things, a proposal to adopt the Merger Agreement. The adoption of the Merger Agreement will require the affirmative vote of both (i) stockholders holding a majority of the shares of common stock outstanding as of the close of business on the record date for the special meeting, and (ii) stockholders holding a majority of the shares of common stock outstanding as of the close of business on the record date for the special meeting (other than the shares of Company common stock owned by Parent, Merger Sub, the Rollover Stockholders, directors and executive officers of the Company, and their respective affiliates). A copy of the preliminary Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the preliminary Proxy Statement.

Under the terms of the Merger Agreement, at the effective time of the Merger, each outstanding share of the Company Common Stock will be converted automatically into the right to receive $4.72 in cash (the “Per Share Merger Consideration”), without interest, excluding shares held by (i) any of Parent, Merger Sub, the Rollover Stockholders, Ruili Group, and any of their respective affiliates (including the Rollover Shares), (ii) the Company or any wholly owned subsidiary of the Company (or held in the Company’s treasury), and (iii) stockholders who have properly exercised, perfected and not withdrawn a demand for, or lost the right to, the appraisal rights under the Delaware General Corporation Law. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the existing stockholders of the Company.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

All information contained in this Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

The filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person, or that any other Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1. Summary Term Sheet.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

Item 2. Subject Company Information.

(a) Name and Address. The information contained in the section of the Proxy Statement entitled “SPECIAL FACTORS—The Parties Involved in the Merger” is incorporated herein by reference.

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING—Record Date; Stockholders Entitled to Vote; Quorum”

“COMMON STOCK TRANSACTION INFORMATION”

The exact title of each class of the subject equity securities is “SORL Auto Parts, Inc. common stock, par value $$0.002 per share.”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“MARKET PRICE AND DIVIDEND INFORMATION”

(d) Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“MARKET PRICE AND DIVIDEND”

(e) Prior Public Offerings. Not applicable.

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“COMMON STOCK TRANSACTION INFORMATION”

Item 3. Identity and Background of Filing Person.

(a) Name and Address. SORL Auto Parts, Inc. is the subject company. The information set forth in the Proxy Statement contained in the section of the Proxy Statement entitled “SPECIAL FACTORS—The Parties Involved in the Merger” is incorporated herein by reference.

(b) Business and Background of Entities. The information set forth in the Proxy Statement contained in the section of the Proxy Statement entitled “SPECIAL FACTORS—The Parties Involved in the Merger” is incorporated herein by reference.

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement contained in the section of the Proxy Statement entitled “SPECIAL FACTORS—The Parties Involved in the Merger” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) (1) Not applicable.

(b) (2) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Buyer Consortium for the Merger”

“THE SPECIAL MEETING—Record Date; Stockholders Entitled to Vote; Quorum”

“SPECIAL FACTORS—Material United States Federal Income Tax Consequences”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Interests of the Company’s Directors and Officers in the Merger”

“THE SPECIAL MEETING—Stock Ownership and Interests of Certain Persons”

“THE MERGER AGREEMENT”

Annex A—AGREEMENT AND PLAN OF MERGER

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“APPRAISAL RIGHTS”

Annex C—SECTION 262 of the DELAWARE GENERAL CORPORATION LAW

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under “SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger” is incorporated herein by reference. There have been no other provisions in connection with the merger to grant unaffiliated security holders access to the corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Officers in the Merger”

“THE MERGER AGREEMENT”

Annex A—AGREEMENT AND PLAN OF MERGER

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Officers in the Merger”

“THE MERGER AGREEMENT”

Annex A—AGREEMENT AND PLAN OF MERGER

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under “SPECIAL FACTORS—Background of the Merger” is incorporated herein by reference.

(d) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Officers in the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“THE MERGER AGREEMENT”

Annex A—AGREEMENT AND PLAN OF MERGER

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Plans for the Company” “THE MERGER AGREEMENT” Annex A—AGREEMENT AND PLAN OF MERGER

(c)(1)-(8)  Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Plans for the Company”

“THE MERGER AGREEMENT”

“MARKET PRICE AND DIVIDEND”

“SPECIAL FACTORS—Delisting and Deregistration of the Company Common Stock”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Officers in the Merger”

“THE MERGER AGREEMENT”

Annex A—AGREEMENT AND PLAN OF MERGER

Item 7. Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Buyer Consortium for the Merger”

“SPECIAL FACTORS—Plans for the Company”

“THE MERGER AGREEMENT”

Annex A—AGREEMENT AND PLAN OF MERGER

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Position of the Buyer Consortium Regarding the Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Buyer Consortium for the Merger”

“SPECIAL FACTORS—Effects on the Company if Merger is not Completed”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Buyer Consortium for the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Plans for the Company”

“SPECIAL FACTORS—Interests of the Company’s Directors and Officers in the Merger”

“THE MERGER AGREEMENT”

“SPECIAL FACTORS—Material United States Federal Income Tax Consequences”

“APPRAISAL RIGHTS”

Annex A—AGREEMENT AND PLAN OF MERGER

Annex C—SECTION 262 of the DELAWARE GENERAL CORPORATION LAW

Item 8. Fairness of the Transaction.

(a), (b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Opinion of Duff & Phelps, Financial Advisor to the Special Committee”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Positions of the Buyer Consortium Regarding the Fairness of the Merger”

Annex B—FINANCIAL ADVISOR OPINION

(a) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING—Record Date; Stockholders Entitled to Vote; Quorum”

“THE MERGER AGREEMENT—Conditions to the Merger”

Annex A—AGREEMENT AND PLAN OF MERGER

(b) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Opinion of Duff & Phelps, Financial Advisor to the Special Committee”

Annex B—FINANCIAL ADVISOR OPINION

(c) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

(d) Other Offers. The information set forth in the Proxy Statement under “SPECIAL FACTORS—Background of the Merger” is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a)-(c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Opinion of Duff & Phelps, Financial Advisor to the Special Committee”

“WHERE YOU CAN FIND MORE INFORMATION”

Annex B—FINANCIAL ADVISOR OPINION

Item 10. Source and Amounts of Funds or Other Consideration.

(a), (b) Source of Funds; Conditions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Financing of the Merger”

“THE MERGER AGREEMENT”

Annex A—AGREEMENT AND PLAN OF MERGER

(c) Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Effects on the Company if Merger is not Completed”

“SPECIAL FACTORS—Fees and Expenses”

“THE MERGER AGREEMENT—Termination of the Merger Agreement”

“THE MERGER AGREEMENT—Termination Fees”

Annex A—AGREEMENT AND PLAN OF MERGER

(d) Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Financing of the Merger”

Item 11. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Interests of the Company’s Directors and Officers in the Merger”

“COMMON STOCK OWNERSHIP OF MANAGEMENT AND BENEFICIAL OWNERS”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Interests of the Company’s Directors and Officers in the Merger”

“SPECIAL FACTORS—Background of the Merger”

“THE MERGER AGREEMENT”

“COMMON STOCK TRANSACTION INFORMATION”

Annex A—AGREEMENT AND PLAN OF MERGER

Item 12. The Solicitation or Recommendation.

(a) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Interests of the Company’s Directors and Officers in the Merger”

(b) Recommendation of Others. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Positions of the Buyer Consortium Regarding the Fairness of the Merger”

Item 13. Financial Statements.

(a) Financial Information. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SELECTED FINANCIAL INFORMATION”

“WHERE YOU CAN FIND MORE INFORMATION”

(b) Pro forma information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated Or Used.

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Fees and Expenses”

“THE SPECIAL MEETING—Solicitation of Proxies”

(b) Employees and corporate assets. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“THE SPECIAL MEETING—Solicitation of Proxies”

Item 15. Additional Information.

(a) Other material information. The entirety of the Proxy Statement, including all Annexes thereto, is incorporated herein by reference.

Item 16. Exhibits.

(a)(1)	Preliminary Proxy Statement of the Company, dated [ ] (the “Proxy Statement”).

*(a)(2)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(3)	Notice of Special Meeting of Stockholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)(4)	Press Release issued by the Company, dated November 29, 2019, incorporated herein by reference to Exhibit 99.1 to the Report on Form 8-K furnished by the Company to the SEC on December 2, 2019.

(b)	Not applicable.

(c)(1)	Opinion of Duff & Phelps, LLC, dated November 29, 2019, incorporated herein by reference to Annex B to the Proxy Statement.

* To be filed by amendment.

(c)(2)	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated November 29, 2019.

(d)(1)	Agreement and Plan of Merger, dated November 29, 2019, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)(2)	Equity Commitment Letter, dated November 29, 2019, between Ruili Group and Parent, incorporated herein by reference to Exhibit 10.1 to the Report on Form 8-K furnished by the Company to the SEC on December 2, 2019.

(d)(3)	Equity Contribution and Voting Agreement, dated November 29, 2019, among Parent and the Rollover Stockholders, incorporated herein by reference to Exhibit 10.2 to the Report on Form 8-K furnished by the Company to the SEC on December 2, 2019.

(d)(4)	Undertaking, dated November 29, 2019, among Ruili Group, Parent, Merger Sub, the Rollover Stockholders, the Company and certain other parties thereto, incorporated herein by reference to Exhibit 10.3 to the Report on Form 8-K furnished by the Company to the SEC on December 2, 2019.

(f)(1)	Appraisal Rights, incorporated herein by reference to the Section entitled “Appraisal Rights” in the Proxy Statement.

(f)(2)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex C to the Proxy Statement.

(g)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2019

SORL Auto Parts, Inc.

	By:	/s/ Xiao Lin
Name: Xiao Lin
Title: Director

Ruili Group Co., Ltd.

	By:	/s/ Xiaoping Zhang
Name: Xiaoping Zhang
Title: Legal Representative

Ruili International Inc.

	By:	/s/ Xiaoping Zhang
Name: Xiaoping Zhang
Title: Director

Ruili International Merger Sub Inc.

	By:	/s/ Xiaoping Zhang
Name: Xiaoping Zhang
Title: Director

	By:	/s/ Xiaoping Zhang
Xiaoping Zhang

	By:	/s/ Shuping Chi
Shuping Chi

	By:	/s/ Xiaofeng Zhang
Xiaofeng Zhang

[Signature Page to SORL 13E-3]

EXHIBIT INDEX

(a)(1)	Preliminary Proxy Statement of the Company, dated [ ] (the “Proxy Statement”).

*(a)(2)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(3)	Notice of Special Meeting of Stockholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)(4)	Press Release issued by the Company, dated November 29, 2019, incorporated herein by reference to Exhibit 99.1 to the Report on Form 8-K furnished by the Company to the SEC on December 2, 2019.

(b)	Not applicable.

(c)(1)	Opinion of Duff & Phelps, LLC, dated November 29, 2019, incorporated herein by reference to Annex B to the Proxy Statement.

(c)(2)	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated November 29, 2019.

(d)(1)	Agreement and Plan of Merger, dated November 29, 2019, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)(2)	Equity Commitment Letter, dated November 29, 2019, between Ruili Group and Parent, incorporated herein by reference to Exhibit 10.1 to the Report on Form 8-K furnished by the Company to the SEC on December 2, 2019.

(d)(3)	Equity Contribution and Voting Agreement, dated November 29, 2019, among Parent and the Rollover Stockholders, incorporated herein by reference to Exhibit 10.2 to the Report on Form 8-K furnished by the Company to the SEC on December 2, 2019.

(d)(4)	Undertaking, dated November 29, 2019, among Ruili Group, Parent, Merger Sub, the Rollover Stockholders, the Company and certain other parties thereto, incorporated herein by reference to Exhibit 10.3 to the Report on Form 8-K furnished by the Company to the SEC on December 2, 2019.

(f)(1)	Appraisal Rights, incorporated herein by reference to the Section entitled “Appraisal Rights” in the Proxy Statement.

(f)(2)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex C to the Proxy Statement.

(g)	Not applicable.

* To be filed by amendment.